Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In thousands)

		Successor	Predecessor
	Year Ended December 31, 2013	For the Period September 24 through December 31, 2012	For the Period January 1 through September 23, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Fixed Charges:
Interest expense	$30,873	$8,074	$23,735	$32,367	$32,297	$32,556
Capitalized interest	432	90	179	285	362	152
Fixed Charges	$31,305	$8,164	$23,914	$32,652	$32,659	$32,708

Earnings:
Add:
Income before income taxes	$35,088	$14,762	$31,857	$49,712	$48,591	$47,982
Fixed charges (calculated above)	31,305	8,164	23,914	32,652	32,659	32,708
Deduct:
Capitalized interest	(432)	(90)	(179)	(285)	(362)	(152)
Earnings	$65,961	$22,836	$55,592	$82,079	$80,888	$80,538

Ratio of Earnings to Fixed Charges[1]	2.11	2.80	2.32	2.51	2.48	2.46

(1)
Ratio of Earnings to Fixed Charges is computed by dividing Earnings by Fixed Charges. For purposes of this calculation, “Earnings” is Income before income taxes plus Fixed Charges less Capitalized interest. “Fixed Charges” is Interest expense plus Capitalized interest. This calculation differs from the Fixed Charge Coverage Ratio as defined in the Indenture.